[CHAPMAN AND CUTLER LLP]

May 21, 2013

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust II
File Nos. 811-08333 and 333-33607

Dear Mr. Brown:

This letter responds to your comments given during a telephone conversation on May 2, 2013 regarding the registration statement filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on March 22, 2013, which relates to Nuveen Equity Long/Short Fund (the “Fund”), a series of the Trust.

PROSPECTUS

COMMENT 1 - FUND SUMMARY - FEES AND EXPENSES OF THE FUND

In footnote 1 of the Annual Fund Operating Expenses table, please define “CDSC.”

RESPONSE TO COMMENT 1

The disclosure has been revised in response to this comment.

COMMENT 2 - FUND SUMMARY - FEES AND EXPENSES OF THE FUND

In footnote 4 of the Annual Fund Operating Expenses table, please fill in a date for the disclosure regarding the fee waivers and/or expense reimbursements that is more than one year from the date of the prospectus. Also, please confirm that there is no intention to terminate the expense limitation before the end of that year and disclose whether any amounts are subject to recoupment.

RESPONSE TO COMMENT 2

The fee waivers and/or expense reimbursements are currently set to expire on July 31, 2016. There is no intention to terminate the expense limitation before one year from the date of the prospectus or to have recoupment of any assets.

COMMENT 3 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

In the second paragraph under the Principal Investment Strategies section, please be more specific and provide more details regarding the net long exposure.

RESPONSE TO COMMENT 3

The disclosure has been revised in response to this comment.

COMMENT 4 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

Because there is a “Large Cap Stock Risk” in the Principal Risks section, please disclose that the Fund invests in large cap stocks in the Principal Investment Strategies section.

RESPONSE TO COMMENT 4

The disclosure has been revised in response to this comment.

COMMENT 5 - FUND SUMMARY - PRINCIPAL RISKS

Please consider revising the first sentence under the Principal Risks section to explain the relationship between the value of investments changing daily and losing money.

RESPONSE TO COMMENT 5

The disclosure has been revised to separate the two concepts.

COMMENT 6 - FUND SUMMARY - FUND PERFORMANCE

Please update the Class A Annual Total Returns bar chart.

RESPONSE TO COMMENT 6

The disclosure has been revised in response to this comment.

COMMENT 7 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

For the portfolio manager, please provide disclosure regarding what each portfolio manager has done specifically in the last five years.

RESPONSE TO COMMENT 7

The disclosure has been revised in response to this comment.

COMMENT 8 - HOW WE MANAGE YOUR MONEY - MORE ABOUT OUR INVESTMENT STRATEGIES

Under the Equity Securities disclosure, there is disclosure regarding REITs. Should REITs be included in the Principal Investment Strategies section?

RESPONSE TO COMMENT 8

The investment in REITs is not a principal investment strategy and, as a result, REITs should not be included in the Principal Investment Strategies section.

COMMENT 9 - HOW WE MANAGE YOUR MONEY - MORE ABOUT OUR INVESTMENT STRATEGIES

Under Investment Companies and Other Pooled Investment Vehicles disclosure, are the pooled investment vehicles (other than investment companies) subject to the 10% limitation? In addition, do any of the pooled investment vehicles fall under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended? If so, what are the limits for investing in such funds? Also, confirm that disclosure of acquired fund fees and expenses is not required.

RESPONSE TO COMMENT 9

The disclosure has been revised to eliminate the reference to pooled investment vehicles. Acquired fund fees and expenses are estimated to be less than one basis point for the fiscal year and therefore disclosure is not required.

COMMENT 10 - HOW YOU CAN BUY AND SELL SHARES - HOW TO REDUCE YOUR SALES CHARGE

Under the Class A Sales Charge Waivers section, please reference the contingent deferred sales charge in the first bullet point.

RESPONSE TO COMMENT 10

The disclosure has been revised in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 11 - INVESTMENT RESTRICTIONS

With respect to item 2, please remove “and exemptive orders granted under the 1940 Act,” as that could be read to infer that relief granted by the Securities and Exchange Commission would allow the Fund to borrow beyond the limits of the Investment Company Act of 1940, as amended, and without shareholder approval.

RESPONSE TO COMMENT 11

With respect to the Fund’s borrowing money or making loans, the Fund will comply with its obligations under the 1940 Act and the conditions of any exemptive orders granted under the 1940 Act, including any requirements to obtain shareholder approval. Because the Fund will so comply, we do not believe it is necessary to delete the referenced quoted language.

COMMENT 12 - INVESTMENT RESTRICTIONS

In the third full paragraph on page S-4, please clarify that this limitation applies if the income is derived from a specific project.

RESPONSE TO COMMENT 12

We do not believe that any additional clarification is required. The disclosure states: “For purposes of applying the limitation set forth in number 8 above, to the extent that the income from a municipal bond is derived from a specific project, the securities will be deemed to be from the industry of that project.”

COMMENT 13 - INVESTMENT POLICIES AND TECHNIQUES

Please confirm that the derivatives listed in the Derivatives section are those in which the Fund many actually invest and provide the requisite risks that are involved in such investments.

RESPONSE TO COMMENT 13

Fund management has confirmed that the derivatives referenced are those in which the Fund may invest. In addition, the requisite risks that are involved in such investments are provided.

COMMENT 14 - SERVICE PROVIDERS - PORTFOLIO MANAGERS

With respect to the annual cash bonus portion of a portfolio manager’s compensation, please disclose whether these are determined on a pre- or post-tax basis?

RESPONSE TO COMMENT 14

The disclosure has been revised in response to this comment.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren